Secretary of State
State of Nevada

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that AMERICAN SOFTWARE CORPORATION did on June 21, 1999, file in this office the original Articles of Incorporation; that said Articles are no on file and of record in the office of the Secretary of State of the Sate of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada

In witness whereof, I have hereunto set my hand and
affixed the Great Seal of State, at my office, in Las Vegas,
Nevada, on June 21, 1999.

/s/ Dean Heller
Dean Heller, Secretary of State